HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________                  harttrinen@aol.com
Will Hart                                                        (303) 839-0061
Fax: (303) 839-5414


                                February 7, 2017

David Lin
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Mail Stop 4720

      Re:   International Land Alliance, Inc.
            Amendment No. 2 to Registration Statement on Form S-1
            File No. 333-209484

     This office represents International Land Alliance, Inc. (the "Company"). Amendment No. 2 to the Company's Registration Statement was filed with the Commission on February 3, 2017. This letter provides the Company's responses to the comments received from the staff by letter dated December 7, 2016. The paragraph numbers in this letter correspond with the numbered paragraphs in the staff's comment letter. The numbers under the "Page No." column refer to the pages in the Company's amended S-1 report where the Company's response to the particular comment can be found.
                                                                         Page

1.   Comment complied with.                                                1

2. The Company does not believe that it can provide any more qualitative disclosure than that provided in Amendment No. 1 to the Registration Statement. Insofar as quantitative disclosure is concerned, please see Instruction 3 to the Instructions to Item 303(a) of Regulation S-K which provides, in part, the following:

        "Registrants  need not recite the amounts of changes
        from year to year which are readily computable from
        the financial  statements.  The discussion  shall not
        merely repeat  numerical data contained in the
        consolidated financial statements."                               N/A

3.   Comment complied with.                                                19

4.   See response to Comment 5 below.                                     F-7

5. On June 30, 2011, International Land Alliance, S.A., De CV ("ILA Mexico") was formed as a Mexican corporation. On October 1, 2013, Roberto Jesus Valdez, Jason A. Sunstein and Elizabeth Roemer transferred the Oasis Park and Valle Divino real estate projects to ILA Mexico in exchange for 7,500 shares of ILA Mexico. ILA Mexico accounted for the acquisition of the Oasis Park and Ville Divino properties on the basis of predecessor cost ($850,000). That is, the cost

                                                                         Page
     That is,  the  cost of the  properties  in the  hands of Mr.
     Valdez,  Mr.  Sunstein and Ms. Roemer when these  properties were  transferred  to ILA Mexico on  October  1,  2013.  The
     Company  valued  the  shares of ILA  Mexico it  acquired  on
     October  1,  2013  at  $850,000.  Between  the  time  of its formation and its  acquisition  by the Company on October 1,
     2013, ILA Mexico was inactive.                                       F-7

6.   The  $2,900,000  shown as  "Investment in Oasis Park Resort"
     should have been classified as a prepaid expense.                    N/A

7. The Company will sell a modular home kit to lot owners wanting to place a modular home on their lot. The Company will then purchase the modular home kit from TheirModular, LLC.

     The Company owns the lots it sells. By "financing" the purchase price of a lot, the Company will take a promissory note from the buyer for all or a portion of the purchase price.

     As a result, the Company will not need any capital to:

     o    sell  modular  home kits to lot owners;  or                      22
     o    finance the  purchase price of the lots.

8.   The "Master Plan"  pertains to a property  which is adjacent to the  Company's  Valle Divino  project.  Since the Company does not own this adjacent property, and to avoid confusion, the reference to the adjacent property has been removed from
     the prospectus.                                                       24

9.   The  prospectus  has been  amended to disclose the fact
     that government approval will be needed to complete the
     development of the Company's properties.                              26

10.  The  Company  has  three  full  time   employees.   The
     Company's website will be corrected.                                 N/A

11.  Comment complied with.                                                35

12.  Comment complied with.                                                27

13.  Comment complied with.                                               F-8

14.  The   shareholder's   loan,   which  should  have  been
     classified  as an asset,  was  forgiven  and charged to
     compensation expense.                                                N/A

                                                                          Page

15.  The  prospectus  has been  amended in  response to this comment. The resort entrance and the sales and security
     office were  constructed  after June 30, 2016 at a cost
     of approximately $60,000.                                            F-7

16.  The  prospectus  has been  amended in  response to this comment.  Seven  lots were sold in 2014 and one lot was
     sold in 2015. See the attached  analysis  regarding how
     the costs of lots sold was determined.                               F-7

17.  Comment complied with.                                               F-9

18.  The reference to the Las Estrellas  Vineyard resort has been removed from the prospectus  since the Company has
     not yet acquired this property.                                       1

19.  Comment complied with.                                               F-7

20.  Comment complied with.                                            24, F-8

21.  Comment complied with.                                              F-10

22.  The reference to the convertible notes has been removed.            F-23


     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                       Very Truly Yours,

                                       HART & HART, LLC

                                      /s/ William T. Hart

                                       By
                                           William T.  Hart

Land - Costs of lot Sales

                                                          No. of
                        Cost      Acreage   Cost Alloc.    Lots     Cost/Lot
                        ----      -------   -----------   -------   --------
Ensenada            $  100,000      20

San Felipe          $  670,000     500
                    ----------   -----
                    $  770,000     520

                    $   80,000      23      undeveloped
                    ----------   -----      raw acreage

Total Land Value    $  850,000     497      per email -- 497 acres, 1,344 qtr
                    ----------   =====      acre lots plus common area, hotel,
                                            commercial

Lots to be sold     $  500,500     336          65%        1,344      372.40
Common area         $  192,500                  25%
Hotel/Commercial/RV $   77,000     161          10%
                   -----------   -----
                    $  770,000     497
                    ==========   =====


2014 Lots sold      Cost/Lot      Sales/Lot
--------------------------------------------------

      7              2,607          175,000





2015 Lots sold      Cost/Lot      Sales/Lot
-------------------------------------------------

      3              1,117         75,000